As filed with the U.S. Securities and Exchange Commission on March 4, 2022

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SPECIAL OPPORTUNITIES FUND, INC.
(Name of Subject Company (Issuer)

SPECIAL OPPORTUNITIES FUND, INC.
(Name of Filing Person(s) (Issuer))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

84741T104
(CUSIP Number of Class of Securities)

Phillip Goldstein
Chairman
Special Opportunities Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202
(877) 607-0414

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Thomas R. Westle
Blank Rome LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 885-5239

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]           third-party tender offer subject to Rule 14d-1.
[X]           Issuer tender offer subject to Rule 13e-4.
[_]           going-private transaction subject to Rule 13e-3.
[_]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]
i

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Special Opportunities Fund, Inc. (the “Fund”), a Maryland corporation, to purchase for cash up to 1,250,000 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated March 4, 2022, and the related Letter of Transmittal, which are filed as exhibits to this Issuer Tender Offer Statement on Schedule TO. In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares (approximately 254,259 shares) without amending or extending the offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 4, 2022.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Stockholders.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press Release, dated March 4, 2022.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 12(b). Filing Fee.

Filing Fee Exhibit

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Special Opportunities Fund, Inc.

By:	/s/ Andrew Dakos
Name:	Andrew Dakos
Title:	President

Dated:  March 4, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Exhibit No. In Filing

(a)(1)(i)	Offer to Purchase, dated March 4, 2022	99.(a)(1)(i)

(a)(1)(ii)	Letter of Transmittal	99.(a)(1)(ii)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iii)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iv)

(a)(1)(v)	Letter to Stockholders	99.(a)(1)(v)

(a)(5)(i)	Press Release, dated March 4, 2022	99.(a)(5)(i)

Filing Fee Exhibit